UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Rule 13d-102

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13(d)2(b)

(Amendment No. 14)*

Boyd Gaming Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

103304

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 103304

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) William S. Boyd
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 16,027,611 (1)
6. Shared Voting Power: 0
7. Sole Dispositive Power: 16,027,611(1)
8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,027,611 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 18.1% (based on the number of shares of common stock outstanding on December 31, 2007)
12.	Type of Reporting Person (See Instructions): IN

(1)	The reporting person’s beneficial ownership is reported as of December 31, 2007, and includes:

•	15,230,468 shares held by the William S. Boyd Gaming Properties Trust, of which the reporting person is the trustee, settlor and beneficiary;

•	28,000 shares held by the William S. Boyd Family Corporation, the reporting person’s wholly-owned corporation;

•	34,245 shares held by W.S.B., Inc., the reporting person’s wholly-owned corporation;

•	730,001 shares of common stock underlying options that are exercisable by the reporting person within sixty (60) days of December 31, 2007; and

•	4,897 vested Career Restricted Stock Units, each representing a contingent right to receive one share of Issuer common stock.

Item 1.

(a)	Name of Issuer: Boyd Gaming Corporation

(b)	Address of Issuer’s Principal Executive Offices:

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, Nevada 89169

Item 2.

(a)	Name of Person Filing:

William S. Boyd

(b)	Address of Principal Business Office or, if none, Residence:

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, Nevada 89169

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 103304

Item 3.	If this statement is filed pursuant to Rule 13d-l(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d- I (b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount beneficially owned: 16,027,611 (1)

(b)	Percent of class: 18.1% (based on the number of shares of common stock outstanding on December 31, 2007)

(c)	Number of shares as to which the person has

(i)	Sole power to vote or to direct the vote: 16,027,611 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 16,027,611 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certifications:

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

/s/ William S. Boyd
William S. Boyd

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